Exhibit 12

Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(In millions of US dollars, except ratio amounts)
(unaudited)

	Year Ended December 31
	2007	2006	2005	2004	2003

Canadian GAAP
Net income (loss)	$1,103.6	$631.8	$542.9	$298.6	$(126.3)
Income taxes	416.2	158.1	267.4	131.7	(20.6)
Share of earnings of equity investees	(76.2)	(54.4)	(52.1)	(30.9)	(12.4)
Fixed charges	187.5	183.5	149.1	132.4	117.8
Distributed income of equity investees	40.6	29.9	18.6	8.7	4.0
Interest capitalized	(21.8)	(19.1)	(5.7)	(2.5)	(1.5)

Total Earnings Available for Fixed Charges	$1,649.9	$929.8	$920.2	$538.0	$(39.0)

Fixed Charges
Interest expensed and capitalized	$165.4	$163.6	$127.2	$112.8	$105.7
Amortization of debt issue costs	2.3	1.0	2.2	2.2	2.1
Estimated portion of rent expense representing interest	19.8	18.9	19.7	17.4	10.0

Total Fixed Charges	$187.5	$183.5	$149.1	$132.4	$117.8

Ratio of Earnings to Fixed Charges	8.80	5.07	6.17	4.06	–

(1)	Earnings were inadequate to cover fixed charges by $156.8 million for the year ended December 31, 2003.

US GAAP
Net income (loss)	$1,061.5	$625.8	$532.7	$290.5	$(84.2)
Income taxes	452.3	174.4	288.0	151.9	7.4
Share of earnings of equity investees	(74.3)	(54.9)	(55.8)	(30.9)	(12.4)
Fixed charges	187.5	183.5	149.1	132.4	117.8
Distributed income of equity investees	40.6	29.9	18.6	8.7	4.0
Interest capitalized	(21.8)	(19.1)	(5.7)	(2.5)	(1.5)

Total Earnings Available for Fixed Charges	$1,645.8	$939.6	$926.9	$550.1	$31.1

Fixed Charges
Interest expensed and capitalized	$165.4	$163.6	$127.2	$112.8	$105.7
Amortization of debt issue costs	2.3	1.0	2.2	2.2	2.1
Estimated portion of rent expense representing interest	19.8	18.9	19.7	17.4	10.0

Total Fixed Charges	$187.5	$183.5	$149.1	$132.4	$117.8

Ratio of Earnings to Fixed Charges	8.78	5.12	6.22	4.15	–

(2)	Earnings were inadequate to cover fixed charges by $86.7 million for the year ended December 31, 2003.